UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 15)

G & L REALTY CORP.

(Name of Issuer)

COMMON STOCK, $0.01 par value

(Title of Class of Securities)

361271109

(CUSIP Number)

Aaron A. Grunfeld, Esq.

Resch Polster Alpert & Berger LLP

10390 Santa Monica Boulevard, Fourth Floor

Los Angeles, California 90025-6917

Telephone (310) 277-8300

Facsimile (310) 552-3209

(Name, Address and Telephone Number of Person

Authorized to Received Notices and Communications)

October 12, 2001

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

CUSIP No. 361271109

1. Name of Reporting Persons

LYLE WEISMAN

2. Check the Appropriate Box if a Member

of a Group (See Instructions)

(a) [x]

(b) [ ]

3. SEC Use Only

4. Source of Funds (See Instructions)

PF, OO

5. Check if Disclosure of Legal Proceedings Is

Required Pursuant to Items 2(d) or 2(e) [ ]

6. Citizenship or Place of Organization

United States of America

Number of 7. Sole Voting Power

Shares 93,700

Beneficially 8. Shared Voting Power

Owned By 0

Each 9. Sole Dispositive Power

Reporting 93,700

Person 10. Shared Dispositive Power

With 0

11. Aggregate Amount Beneficially Owned by Each

Reporting Person

93,700

12. Check if the Aggregate Amount in Row (11) Excludes

Certain Shares (see instructions) [ ]

13. Percent of Class Represented by amount in Row (11)

3.3%

14. Type of Reporting Person (See Instructions)

IN

CUSIP No. 361271109

1. Name of Reporting Persons

ASHER GOTTESMAN

2. Check the Appropriate Box if a Member

of a Group (See Instructions)

(a) [x]

(b) [ ]

3. SEC Use Only

4. Source of Funds (See Instructions)

PF, OO

5. Check if Disclosure of Legal Proceedings Is

Required Pursuant to Items 2(d) or 2(e) [ ]

6. Citizenship or Place of Organization

United States of America

Number of 7. Sole Voting Power

Shares 40,560

Beneficially 8. Shared Voting Power

Owned By 0

Each 9. Sole Dispositive Power

Reporting 40,560

Person 10. Shared Dispositive Power

With 0

11. Aggregate Amount Beneficially Owned by Each

Reporting Person

40,560

12. Check if the Aggregate Amount in Row (11) Excludes

Certain Shares (see instructions) [ ]

13. Percent of Class Represented by amount in Row (11)

1.4%

14. Type of Reporting Person (See Instructions)

IN

CUSIP No. 361271109

1. Name of Reporting Persons

LEN FISCH

2. Check the Appropriate Box if a Member

of a Group (See Instructions)

(a) [x]

(b) [ ]

3. SEC Use Only

4. Source of Funds (See Instructions)

PF, OO

5. Check if Disclosure of Legal Proceedings Is

Required Pursuant to Items 2(d) or 2(e) [ ]

6. Citizenship or Place of Organization

United States of America

Number of 7. Sole Voting Power

Shares 0

Beneficially 8. Shared Voting Power

Owned By 205,700

Each 9. Sole Dispositive Power

Reporting 0

Person 10. Shared Dispositive Power

With 205,700

11. Aggregate Amount Beneficially Owned by Each

Reporting Person

205,700, jointly with Igor Korbatov

12. Check if the Aggregate Amount in Row (11) Excludes

Certain Shares (see instructions) [ ]

13. Percent of Class Represented by amount in Row (11)

7.2%

14. Type of Reporting Person (See Instructions)

IN

CUSIP No. 361271109

1. Name of Reporting Persons

IGOR KORBATOV

2. Check the Appropriate Box if a Member

of a Group (See Instructions)

(a) [x]

(b) [ ]

3. SEC Use Only

4. Source of Funds (See Instructions)

PF, OO

5. Check if Disclosure of Legal Proceedings Is

Required Pursuant to Items 2(d) or 2(e) [ ]

6. Citizenship or Place of Organization

United States of America

Number of 7. Sole Voting Power

Shares 0

Beneficially 8. Shared Voting Power

Owned By 205,700

Each 9. Sole Dispositive Power

Reporting 0

Person 10. Shared Dispositive Power

With 205,700

11. Aggregate Amount Beneficially Owned by Each

Reporting Person

205,700, jointly with Len Fisch

12. Check if the Aggregate Amount in Row (11) Excludes

Certain Shares (see instructions) [ ]

13. Percent of Class Represented by amount in Row (11)

7.2%

14. Type of Reporting Person (See Instructions)

IN

ITEM 1. SECURITY AND ISSUER.

The Schedule 13D, dated May 11, 2001, filed by the Reporting Persons, as amended by Amendment No. 1 filed on May 17, 2001, as amended by Amendment No. 2 filed on May 18, 2001, as amended by Amendment No. 3 filed on May 31, 2001, as amended by Amendment No. 4 filed on June 6, 2001, as amended by Amendment No. 5 filed on June 13, 2001, as amended by Amendment No. 6 filed on June 25, 2001, as amended by Amendment No. 7 filed on July 10, 2001, as amended by Amendment No. 8 filed on August 1, 2001, as amended by Amendment No. 9 filed August 8, 2001, as amended by Amendment No. 10 filed August 22, 2001, as amended by Amendment No. 11 filed August 31, 2001, as amended by Amendment No. 12 filed September 6, 2001, as amended by Amendment No. 13 filed September 10, 2001, as further amended by Amendment No. 14 filed September 26, 2001 (each, a "Prior Filing," and together, the "Prior Filings"), and as further amended by this Amendment No. 15 filed October 19, 2001. Capitalized terms used herein without definition shall have the meanings ascribed to them in the Prior Filings.

ITEM 2. IDENTITY AND BACKGROUND.

This Statement is filed by Lyle Weisman, Asher Gottesman, Len Fisch and Igor Korbatov (the "Reporting Persons"). The business address for Messrs. Weisman and Gottesman is 14001 Ventura Boulevard, Los Angeles, California 91423; the business address for Mr. Fisch is 922 Santee Street, Los Angeles, California 90015; and the business address for Mr. Korbatov is 8383 Wilshire Boulevard, Suite 345, Beverly Hills, California 90211.

The Reporting Persons have not, during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The Reporting Persons are citizens of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Each of the Reporting Persons purchased the Common Stock in regular market transactions utilizing personal funds and funds made available on margin.

The aggregate purchase price for the shares of Common Stock purchased through October 18, 2001 by Lyle Weisman was approximately $1,146,994.

The aggregate purchase price for the shares of Common Stock purchased through October 18, 2001 by Asher Gottesman was approximately $496,154.

The aggregate purchase price for the shares of Common Stock purchased through October 18, 2001 by Len Fisch and Igor Korbatov was approximately $2,540,821.

ITEM 4. PURPOSE OF TRANSACTION.

Reference is made to the statement on Schedule 13D filed by the Reporting Persons on May 11, 2001, as amended by Amendment No. 1 filed May 17, 2001, as amended by Amendment No. 2 filed May 18, 2001, as amended by Amendment No. 3 filed on May 31, 2001, as amended by Amendment No. 4 filed on June 6, 2001, as amended by Amendment No. 5 filed on June 13, 2001, as amended by Amendment No. 6 filed on June 25, 2001, as amended by Amendment No. 7 filed on July 10, 2001, as amended by Amendment No. 8 filed on August 1, 2001, as amended by Amendment No. 9 filed August 8, 2001, as amended by Amendment No. 10 filed August 22, 2001, as amended by Amendment No. 11 filed August 31, 2001, as amended by Amendment No. 12 filed September 6, 2001, as amended by Amendment No. 13 filed September 10, 2001, as further amended by Amendment No. 14 filed September 26, 2001 (each, a "Prior Filing," and together, the "Prior Filings"), and as further amended by this Amendment No. 15 filed October 19, 2001.

On June 5, 2001 the Reporting Persons delivered a proposal to the Special Committee of the Board of Directors of the Company, whereby the Reporting Persons offered to acquire, at the election of the Company, either (a) all of the issued and outstanding common stock of the Company (the "Common Stock") (including Common Stock issuable upon conversion of Partnership Interests), but not less than a majority, at a cash price equal to $15.00 per share of Common Stock or (b) all of the assets of the Company at an all cash purchase price equivalent to $15.00 per share of Common Stock (the "Offer").

By an amendment to the Offer dated June 22, 2001, the Reporting Persons (1) increased the cash price offered for the Common Stock to $15.25 per share, and (2) withdrew that portion of the Offer relating to a purchase of the assets of the Company.

On July 6, 2001, the Reporting Persons presented a second amendment to the Offer (the "Revised Offer") to the Special Committee. Under the Revised Offer the Reporting Persons increased the cash price per share to $16.00 subject to:

  Acquiring 100% of the Common Stock
  Satisfactorily completing corporate and legal due diligence
  Limiting price adjustments following completion of due diligence to a floor of $15.25 per share if the Reporting Persons elect to continue with the transaction.

At the Company's election the Reporting Persons indicated their willingness to acquire less than all, but not less than 50.1% of the Common Stock, giving effect to outstanding Common Stock equivalents including partnership units and to the share ownership of the Reporting Persons, at a price per share of $15.25. In this event the Reporting Persons indicated that they were willing to move forward with the transaction without requiring a contingency for due diligence.

On July 19, 2001, the Special Committee presented a response to the Revised Offer.

In that response, the Special Committee advised the Reporting Persons that it would be prepared to support a proposal by the Reporting Persons to acquire the Company in which: (i) all common stockholders (other than the Reporting Persons) receive a price of not less than $16.00 per share; (ii) the parties would promptly enter into a definitive acquisition agreement (the "Acquisition Agreement") with other terms substantially similar to those contained in the Agreement and Plan of Merger dated as of May 10, 2001, between the Company and an entity formed by Daniel M. Gottlieb and Steven D. Lebowitz (the "Existing Merger Agreement"); (iii) there would be no contingencies for due diligence or financing; (iv) the Reporting Persons would make a nonrefundable payment of $2.5 million to the Company (representing a portion of the fees and expenses that have been incurred by the Company to date and which it is anticipated would be incurred by the Company in the future if the Existing Merger Agreement were to be terminated); and (v) the Reporting Persons would be entitled to a termination fee of $2.5 million in the event that the acquisition did not take place due to a material breach by the Company of its obligations under the Acquisition Agreement, but under no other circumstances.

The Special Committee advised the Reporting Persons that, if these terms were satisfactory, it would be prepared to make its recommendation to the board of directors upon: (i) the execution and delivery of a mutually satisfactory, legally binding term sheet incorporating these terms; (ii) review and approval by the Special Committee of the Reporting Persons' business plan for the Company so that the Special Committee can assure itself that the contractual obligations of the Company to holders of its preferred stock and debt will be adequately provided for after the change of control; and (iii) the payment of $2.5 million to the Company.

In its response, the Special Committee also advised the Reporting Persons that it had obtained a waiver of the "no shop" provisions of the Existing Merger Agreement from Messrs. Gottlieb and Lebowitz so that it could respond to the Reporting Persons' proposal and enter into discussions and negotiations with the Reporting Persons. The Special Committee reminded the Reporting Persons that under the Existing Merger Agreement the Company would be obligated to pay a termination fee of $750,000 plus the reasonable fees and expenses of Messrs. Gottlieb and Lebowitz and their acquisition entity if the board of directors or Special Committee approved or recommended a competing proposal and the Existing Merger Agreement were terminated, regardless of whether the competing proposal led to a consummated transaction. The Special Committee also advised the Reporting Persons that there is a question as to whether the proposed acquisition of the Company by the Reporting Persons can be consummated because the Special Committee has been informed by Messrs. Gottlieb and Lebowitz that: (i) they do not intend to support the Reporting Persons' proposal to acquire the Company; (ii) a small number of individual stockholders of the Company have advised Messrs. Gottlieb and Lebowitz that they do not intend to support the Reporting Persons' proposal; and (iii) these individual stockholders hold a number of shares of the Company's common stock that, when aggregated with the shares of common stock and common stock equivalents held by Messrs. Gottlieb and Lebowitz, could be sufficient to prevent the Reporting Persons from either obtaining the vote necessary to approve a merger or acquiring 50.1% of the outstanding shares of the Company's common stock. The Special Committee said that it had no independent knowledge as to whether this information is accurate. In light of this information, the Special Committee stated that it does not believe that the Company's common stockholders should bear the risk of the Reporting Persons' potential failure to obtain the requisite vote or share ownership. Therefore, before proceeding further with the Reporting Persons, the Special Committee indicated that it wants the Reporting Persons to agree to the terms set forth above and to make the nonrefundable payment of $2.5 million.

On July 30, 2001, the Reporting Persons delivered a revised offer to the Special Committee (the "Third Amended Offer").

The Third Amended Offer is a price-enhanced, two-pronged offer to acquire all of the Company, but not less than 50.1%, for cash, either:

  at a price of $15.35 per share, not subject to a due diligence contingency; or
  at a price of $16.35 per share, subject to a due diligence contingency.

Upon acceptance by the Company of either proposal, the Reporting Persons offered to make a good faith deposit of $750,000 within three business days of such acceptance, to be increased by $400,000 upon the execution of the Acquisition Agreement.

The other terms outlined in the Reporting Persons' previous offers, as amended, remain unchanged.

The Third Amended Offer was scheduled to expire at 6:00 p.m. Pacific Daylight Time on Tuesday, August 7, 2001 unless accepted or mutually extended by that time. At the request of the Special Committee, the Reporting Persons extended the Third Amended Offer to 7:00 p.m., Pacific Time on Tuesday, August 14, 2001.

In a letter to the Reporting Persons dated August 17, 2001, the Special Committee advised the Reporting Persons that it was unable to recommend to the full Board of Directors that it proceed with the transaction outlined in the Third Amendment to the Reporting Persons' Proposal. The Special Committee stated that the offer, as amended, did not address its previously expressed concerns that the proposed transaction could not be consummated because Messrs. Gottlieb and Lebowitz (and purportedly other unnamed shareholders) did not support it, and that the proposal did not provide for reimbursement of the Company for losses it was alleged it would incur in the event of a failed transaction.

Fourth Amended Offer

On August 21, 2001, Reporting Persons submitted a Fourth Amended Offer, specifically addressing the Special Committee's two stated concerns.

- Reporting Persons stated that they will deliver into an interest-bearing trust account of the Special Committee's counsel, Ballard Spahr Andrews & Ingersoll, LLP, a cashier's check in the amount of $750,000 (the "Initial Deposit"), which would be credited towards the purchase price of the Company Stock.

- No later than three (3) business days after executing a definitive agreement between the Company and WGFK (the "Acquisition Agreement"), the Reporting Persons will increase the Initial Deposit by $1,750,000, for a total of $2,500,000 to be credited towards the purchase price of the Company Stock (together with the Initial Deposit, the "Good Faith Deposit").

- Should no transaction whereby holders of the common stock of the Company receive aggregate consideration of $12.00 or more for each share of the Company's common stock they own (regardless of the originator of such transaction) close within twelve (12) calendar months from the date of execution of the Acquisition Agreement, the Good Faith Deposit shall become non-refundable to the Reporting Persons and be paid to the Company.

Reporting Persons believe that this fourth amended offer adequately addresses the Special Committee's concerns expressed in its August 17 letter: it provides the Company's shareholders with an opportunity to receive a materially higher price per share while relieving the shareholders - of which Reporting Persons are a part - from shouldering the cost of no transaction being consummated.

Reporting Persons further requested the share ownership limitation waiver given exclusively to Messrs. Gottlieb and Lebowitz be rescinded, as Reporting Persons believe the waiver "tilts the playing field" in favor of the substantially lower priced share buyout offer presented by Messrs. Gottlieb and

Lebowitz.

Reporting Persons' Fourth Amended Offer represents a significant premium to the $12.00 per share offered by Messrs. Gottlieb and Lebowitz:

- at $15.35, with no due diligence contingency, the Reporting Persons' offer represents a 28% premium over that of Messrs. Gottlieb and Lebowitz; and

- at $16.35, with the due diligence contingency, the Reporting Persons' offer represents a 36% premium over that of Messrs. Gottlieb and Lebowitz.

The Fourth Amended Offer expires at 6:00 p.m. on Friday, August 24, 2001.

The other terms outlined in the Offer, as amended by Reporting Persons, remain unchanged.

On August 30, 2001, Reporting Persons forwarded a letter to the Special Committee a letter reiterating:

- the significant premium being offered by WGFK over that offered by Messrs. Gottlieb and Lebowitz; and

- WGFK's belief that the remaining unresolved issues can be addressed in the context of the negotiations toward a definitive agreement between the Company and WGFK.

Reporting Persons requested an expeditious and affirmative response to the Fourth Amended Offer.

Following delivery of that letter, the Reporting Persons were advised that the Special Committee would be meeting during the week of September 3, and at the request of the Special Committee, the Reporting Persons granted an additional extension through 7:00 p.m. PDT on September 6, 2001.

Fifth Amended Offer

By letter dated September 4, 2001, the Special Committee advised Reporting Persons that it was unable to recommend to the board of directors of the Company that it proceed with the transaction outlined in the offer, as amended. The Committee concluded "that there is no reasonable possibility that an acquisition by [Reporting Persons] of at least 50.1% of the outstanding common stock of the Company can be completed." The Committee also stated that it remained "open to any offers from [Reporting Persons] ... which would not be conditioned upon the acquisition of a minimum of 50.1% of the outstanding common stock of the Company."

On September 5, 2001, 2001, Reporting Persons submitted a Fifth Amendment to Offer. (The following description is qualified in its entirety by reference to Exhibit "B" attached to Amendment No. 12 to this Schedule 13D, filed September 6, 2001, and incorporated herein by this reference.)

Consistent with the terms of the Fourth Amendment to Offer, Reporting Persons offered to deliver a cashier's check in the amount of $750,000 (the "Good Faith Deposit") made payable to the trust account of the Company's counsel, Ballard Spahr Andrews & Ingersoll LLP, to be credited against the purchase price of the Company Stock by Reporting Persons; and no later than three (3) days following execution of a definitive agreement between the Company and Reporting Persons, Reporting Persons would increase the Good Faith Deposit by $1,750,000, for a total of $2,500,000 (and, as described in that amendment, non-refundable) to be credited towards the purchase price of the Company Stock. Reporting Persons further amended their Offer as follows:

1. The Purchase Price is increased by $0.15 per share to $15.50 per share without a due diligence contingency, or $16.50 per share with a due diligence contingency;

2. The minimum required threshold for Reporting Persons' offer is reduced to 45.0% (inclusive of the common shares owned by Reporting Persons); and

3. The Company shall promptly, upon completion of the Reporting Persons' transaction, take such steps as may be necessary or appropriate for delisting the shares of common stock from trading.

The Fifth Amendment to offer shall expire at 7:00p.m. pacific daylight time on Wednesday, September 12, 2001.

On September 17, 2001, Reporting Persons sent a letter to the Special Committee of the Board of Directors of G&L Realty Corp. offering to buy all common shares of the Company at $15.50 per share. In delivering that letter, the Reporting Persons also noted their strong disagreement with any report that purports to support a merger with the controlling shareholders at $12.00 per share. A copy of that letter is attached as Exhibit B to this Schedule 13D, Amendment No. 14 filed September 26, 2001, which is incorporated herein by reference. The following discussion of its contents is qualified in its entirety by reference to that Exhibit B.

OFFER TO BUY ALL OF G&L REALTY CORP.

The Reporting Persons asked that the Special Committee indicate its acceptance of either Proposal A or Proposal B, as detailed below.

PROPOSAL A -- CASH-OUT MERGER AT $15.50 PER SHARE

The Reporting Persons offer to acquire all of the issued and outstanding Common Stock of the Company (the "Company Stock") to be effected via a cash-out merger, with an entity to be formed by the Reporting Persons, at a price of $15.50 per share of Company Stock. Unexercised but vested options would be purchased for a cash price equal to the difference between $15.50 and the exercise price per share of such options, less required withholding of taxes. The merged entity will succeed to all rights of the Company, and will assume all of the Company's disclosed obligations associated with outstanding shares of Preferred Stock and the Company's indebtedness.

Due Diligence Waiver. The Reporting Persons waived due diligence as a pre-condition to any transaction at $15.50 per share.

Good Faith Deposit. The Reporting Persons indicated that they would deliver into an interest-bearing trust account of the Company's counsel, Ballard Spahr Andrews & Ingersoll, LLP, a cashier's check in the amount of $750,000 (the "Initial Deposit") within two (2) business days after the Special Committee accepts the offer by the Reporting Persons. No later than three (3) business days following execution of a definitive agreement between the Company and the Reporting Persons (the "Acquisition Agreement"), the Reporting Persons will increase the Good Faith Deposit by $1,750,000, for a total of $2,500,000, to be credited towards the purchase price of the Company Stock (together with the Initial Deposit, the "Good Faith Deposit"). The Reporting Persons expect that the Acquisition Agreement would in all substantive respects be similar to the Merger Agreement executed by the Company with Messrs. Gottlieb and Lebowitz. Should no transaction whereby holders of Company Stock receive aggregate consideration of at least $12.00 for each share they own (regardless of the originator of such transaction) close within twelve (12) calendar months from the date of the Acquisition Agreement, the Good Faith Deposit shall become non-refundable to the Reporting Persons and be paid to the Company. In the view of the Reporting Persons the Special Committee ought therefore have no qualms as to the costs to shareholders in the event of a failed transaction.

No Financing Contingency. The offer to buy the Company is not subject to any financing contingency.

Other Matters. As is customary this offer is subject to the negotiation and execution of the Acquisition Agreement, and the termination of the merger agreement between the Company and the controlling shareholders. To eliminate concerns expressed by the Special Committee, termination of the merger agreement between the Company and the controlling shareholders may go into effect upon execution of the Acquisition Agreement. For the reasons presented in the prior paragraph, the Reporting Persons expect to be able to be in a position to finalize and sign the Acquisition Agreement within five business days after acceptance of this offer. The Reporting Persons expect that the Acquisition Agreement will contain provisions permitting the Board of Directors to furnish information to and engage in discussions with other persons or entities who may make unsolicited offers to acquire the Company or the Company's Assets at cash prices and terms that are superior to those offered by the Reporting Persons. The Acquisition Agreement will permit the Company's Board of Directors to terminate the Acquisition Agreement in order to accept an offer from a third party that is superior to the one contained in this letter. The termination fee payable to the Reporting Persons of $2,500,000 as previously offered by the Special Committee to the Reporting Persons is acceptable.

PROPOSAL B -- DIRECT OFFER TO SHAREHOLDERS TO PURCHASE ALL COMMON SHARES

If the Special Committee rejects Proposal A, then the Reporting Persons ask that the Special Committee and the Board of Directors of the Company approve and recommend a direct offer from the Reporting Persons addressed to all common shareholders of the Company as follows:

o Purchase Price - $15.50 per share;

o Acquiring Party -- a new entity to be formed by the Reporting Persons and principally owned by them;

o Timing -- as soon as may be practicable, consistent with applicable corporate and securities laws and exchange regulations;

o Maximum number of shares -- 100% of issued and outstanding common stock;

o Minimum number of shares -- 40% of issued and outstanding common stock, inclusive of shares owned by the Reporting Persons;

o Due Diligence -- None; the offer by the the Reporting Persons to purchase all of the shares of common stock from holders will not be conditioned on any due diligence requirement;

o Merger -- If the Reporting Persons acquire more than 50% of outstanding shares as a result of this proposal, it will as soon thereafter as may be practicable seek to effect a cash-out merger between the acquiring entity and the Company upon the same terms and conditions. In that event, the Reporting Persons will cause unexercised but vested options to be purchased for a cash price equal to the difference between $15.50 and the exercise price per share of such options, less required withholding of taxes;

o Merger Termination -- the Merger Agreement between the Company and its controlling shareholders, Messrs. Gottlieb and Lebowitz, at $12.00 per share will be terminated;

o Cooperation -- The Reporting Persons will receive the good faith cooperation of the Board of Directors and the Board of Directors shall issue its favorable recommendation in support of the offer by the Reporting Persons to shareholders of the Company;

o Delisting -- the Company shall promptly, upon completion of the tender offer, take such steps as may be necessary or appropriate for delisting the shares of common stock from trading; and

o Good Faith Deposit -- Subject to the foregoing, the Good Faith Deposit will be non-refundable to the Reporting Persons as indicated above in connection with Proposal A, except that a transaction will be deemed to have occurred if the Reporting Persons achieve at least 40% minimum ownership.

The offer set forth in this letter, in the form of either Proposal A or Proposal B, will expire at 5:00 p.m. Pacific Daylight Time on September 24, 2001, unless accepted, or mutually extended, by that time.

On October 2, 2001, the Company announced that the special committee of its board of directors had received a limited waiver under the Merger Agreement from the company owned by Messrs. Gottlieb and Lebowitz that permits the special committee to enter into discussions and negotiations with the Weisman Group and its counsel regarding the latest Weisman Proposal without having to determine at the time (as would otherwise be required by the Merger Agreement) that the failure to do so would reasonably be expected to violate the special committee's duties under applicable law or that the latest Weisman Proposal is, or is reasonably likely to be, a "Superior Acquisition Proposal" (as defined in the Merger Agreement. For the full terms and conditions of the waiver, see the Company's Report on Form 8-K filed October 16, 2001.

On October 12, 2001, the Reporting Persons sent a letter outlining its offer to the special committee to acquire the outstanding common stock of the Company. The text of the letter is attached hereto as Exhibit B, and incorporated herein by this reference. The discussion below is qualified in its entirety by reference to the attached Exhibit B.

In the revised offer, the Reporting Persons proposed to make a tender offer for the outstanding shares of the Company's common stock on an "any or all" basis. In addition, the proposal: (i) contemplates a deposit of $2,500,000 by the Reporting Persons with the special committee's counsel which would be applied to the tender offer; (ii) contemplates that the deposit would become non-refundable only if the Reporting Persons did not proceed with the tender offer (subject to certain exceptions); (iii) requires termination of the Merger Agreement with the company owned by Messrs. Gottlieb and Lebowitz not later than upon delivery of the deposit; (iv) requires that the special committee recommend the tender offer to the Company's common shareholders; (v) contemplates commencement of the tender offer not more than thirty-one days after delivery of the deposit; (vi) contemplates that the tender offer period would be twenty-five business days, subject to up to two ten-business-day extensions; (vii) requires the board of directors of the Company to waive any "limits on share ownership" applicable to the Reporting Persons; (viii) contemplates the merger of a company owned by the Reporting Persons into the Company in which common stockholders of the Company would receive $15.50 in cash per share if the Reporting Persons own more than 50% of the outstanding shares of the Company's common stock after completion of the tender offer; (ix) requires that the Reporting Persons be given appraisal rights with respect to its shares in the event of a merger, sale of assets or similar transaction if it owns less than a majority of the outstanding shares of the Company's common stock after completion of the tender offer; (x) requires that the Company's common stock be delisted from the New York Stock Exchange after completion of the tender offer; (xi) calls for a "breakup fee" of $2,800,000 if the Company or its stockholders proceed with a transaction other than the tender offer at any time after the delivery of the deposit; and (xii) limits damages against the Reporting Persons (including legal fees and costs) to $2,500,000.

As of the close of business on October 18, 2001, the Reporting Persons had not received a written response to its offer.

The Reporting Persons, individually or collectively, may continue to acquire additional securities or dispose of securities of the Company in the future in their sole discretion.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) The Reporting Persons may be deemed to beneficially own the number of shares as follows:

(i) Lyle Weisman, 93,700 shares, approximately 3.3% of class;

(ii) Asher Gottesman, 40,560 shares, approximately 1.4% of class; and

(iii) Len Fisch and Igor Korbatov, 205,700 shares jointly, approximately 7.2% of class.

(b) For information with respect to the power to vote or direct the vote and the power to dispose or to direct the disposition of the Common Stock beneficially owned by the Reporting Person, see Rows 7-10 of the cover page and the responses to Items 4 and 5(a), above.

(c) There have been no transactions in the Common Stock during the past 60 days, except as previously reported in the Prior Filings.

(d) No person other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Person.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR

RELATIONSHIPS WITH RESPECT TO SECURITIES OF

THE ISSUER.

On August 1, 2001, the Company and Reporting Person entered into the Agreement (See Item No. 3, above, and Exhibit A, referred to below).

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A, Joint Filing Agreement among the Reporting Persons

Exhibit B, Letter dated October 12, 2001, to Special Committee

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: October 18, 2001

/s/ Lyle Weisman

--------------------------------

Lyle Weisman

/s/ Asher Gottesman

--------------------------------

Asher Gottesman

/s/ Len Fisch

--------------------------------

Len Fisch

/s/ Igor Korbatov

--------------------------------

Igor Korbatov

EXHIBIT A

JOINT FILING AGREEMENT

Each of the undersigned hereby agrees to file jointly the statement on Schedule 13D to which this Agreement is attached, and any amendments thereto which may be deemed necessary, pursuant to Regulation 12d(2)(f) promulgated under the Securities Exchange Act of 1934, as amended.

It is understood and agreed that each of the parties hereto is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of information concerning such party contained therein, but such party is not responsible for the completeness and accuracy of information concerning any other party unless such party knows or has reason to believe that such information is inaccurate.

It is understood and agreed that a copy of this Agreement shall be attached as an exhibit to the statements on Schedule 13D, and any amendments thereto, filed on behalf of the parties hereto.

Dated: May 11, 2001

/s/ Lyle Weisman

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Lyle Weisman

/s/ Asher Gottesman

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Asher Gottesman

/s/ Len Fisch

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Len Fisch

/s/ Igor Korbatov

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Igor Korbatov

EXHIBIT B

October 12, 2001

VIA FACSIMILE (410) 528-5650

The Special Committee

of the Board of Directors

G&L Realty Corp.

c/o Sharon A. Kroupa, Esq.

Ballard Spahr Andrews & Ingersoll, LLP

300 East Lombard Street, Suite 1900

Baltimore, Maryland 21202-3268

Re: Offer to Purchase Common Shares of G&L Realty Corp.

Gentlemen:

On behalf of Lyle Weisman, Asher Gottesman, Len Fisch, and the undersigned (collectively, "WGFK"), we acknowledge receipt of your press release of October 2, 2001, your letter dated October 3, and the letter from counsel to the Special Committee dated October 5.

We have previously communicated to the Special Committee our ongoing desire to acquire the common shares (the "Common Shares") of G&L Realty Corp. (the "Company") at a price per share which is substantially higher than that contained in the Agreement and Plan of Merger between the Company and the affiliate of Messrs. Gottlieb and Lebowitz (the "Gottlieb/Lebowitz Merger Agreement"). You have advised us that WGFK cannot obtain more than 50% of the Common Shares along the lines contemplated within the Gottlieb/Lebowitz Merger Agreement. Accordingly, we are prepared to make a tender offer to holders of the common stock of the Company as more particularly described below.

Tender Offer Terms (the "WGFK Tender")

1. Price per share: $15.50

2. Minimum No. of Shares: No minimum; the WGFK Tender

will be on an "any or all"

basis, as requested by the

Special Committee.

3. Good Faith Deposit: $2,500,000 to be placed into the trust account of your counsel, Ballard Spahr Andrews & Ingersoll, LLP (the "Ballard Firm") within three (3) business days of your accepting this offer. The Good Faith Deposit shall be non-refundable to WGFK if for any reason WGFK does not proceed with the WGFK Tender, except that the Good Faith Deposit shall be refunded to WGFK within one business day of the occurrence of any of the following events prior to close of the WGFK Tender:

- The Company breaches its obligations to WGFK, or

- The Special Committee, the Company or its shareholders accept or otherwise proceed with a merger, consolidation, acquisition or sale of assets other than the WGFK Tender; or

- WGFK is enjoined or otherwise prevented from proceeding with the WGFK Tender by any court or regulatory authority; or

- The Company suffers or incurs a materially adverse impact on its business or properties taken as a whole which is not substantially covered by insurance.

4. Termination of

Gottlieb/Lebowitz

Merger Agreement The Company will terminate the Gottlieb/Lebowitz Merger Agreement not later than upon delivery of the Good Faith Deposit.

5. Favorable Recommendation

of Special Committee: The Special Committee will recommend the WGFK Tender to the holders of the common stock of the Company as a Superior Acquisition Proposal (as that term is defined in the Gottlieb/Lebowitz Merger Agreement).

6. Commencement of

WGFK Tender: WGFK will commence the WGFK Tender for any and all shares not owned by WGFK at a cash price of $15.50 as soon as practical but not more than thirty-one (31) days after delivery of the Good Faith Deposit, provided that, consistent with your request, you may extend the commencement of the WGFK Tender to provide Messrs. Gottlieb and Lebowitz with the notice period described in paragraph 8, below. Upon commencement of the WGFK Tender the Good Faith Deposit shall be delivered to the Depository Bank, as defined in paragraph 7, and may be applied towards the funds necessary to complete the WGFK Tender.

7. Depository Bank: WGFK may designate HSBC Bank USA as depository bank in connection with and in furtherance of the WGFK Tender.

8. Advance Notice to

Messrs. Gottlieb and

Lebowitz: The Acquiror, as defined in paragraph 10, below, and the Company shall provide adequate advance notice to Messrs. Gottlieb and Lebowitz, in accordance with the terms of the limited waiver received by the Special Committee, such that prior to the record date for a vote of common shareholders or a tender offer, Messrs. Gottlieb and Lebowitz are able to become record holders of the shares of common stock of the Company issuable on exercise of any outstanding options held by them.

9. Duration of WGFK Tender: Twenty-five (25) business days from the date the offer is first disseminated to holders of the common stock of the Company, provided that, at the discretion of WGFK, the WGFK Tender may be extended for up to two periods of ten (10) business days each.

10. Acquiror: The WGFK Tender will be made by a newly formed, special purpose affiliate of WGFK.

11. Waiver of Share

Ownership Limitation: The Board of Directors of the Company shall waive any limits on share ownership by WGFK effective upon acceptance of this letter agreement.

12. Merger: If WGFK owns more than 50% of the common stock of the Company after the WGFK Tender (including permitted extensions thereof), the Agreement and Plan of Merger attached hereto as Exhibit "A" and incorporated herein by this reference will immediately go into effect so as to implement and close a merger that will result in WGFK's beneficial ownership of 100% of the issued and outstanding common stock of the Company.

13. Confirmation of

Appraisal Rights: Upon conclusion of the WGFK Tender (including permitted extensions thereof), should WGFK own less than a majority of the outstanding common stock of the Company and if, at any time thereafter, the Company effects a merger, sale of assets or any similar transaction with a party other than WGFK, the Company shall afford appraisal rights for all of the shares beneficially owned by WGFK.

14. Termination of Listing: Upon conclusion of the WGFK Tender (including permitted extensions thereof), the Company shall promptly file and take such other steps as may be necessary or appropriate to cause the delisting of the shares of common stock from the New York Stock Exchange.

15. Breakup Fee: $2,800,000, payable if the Company or its shareholders proceed or agree to proceed with a transaction other than the WGFK Tender at any time after the delivery of the Good Faith Deposit. This letter agreement shall thereupon terminate and the Company shall pay the Breakup Fee to WGFK within three business days thereafter.

16. Applicable Law: This letter agreement shall be interpreted according to the laws of the State of California.

17. Legal Fees and Venue: In the event of any dispute arising out of or in connection with this letter agreement, the prevailing party shall be entitled to reasonable legal fees and costs. Venue in any such action shall be in an appropriate State Superior or United States District Court within the County of Los Angeles, State of California. Under no circumstances shall damages against WGFK including legal fees and costs exceed the amount of the Good Faith Deposit.

18. Further Cooperation: The parties shall cooperate with each other in good faith in proceeding expeditiously under this letter agreement, and in the furtherance of the WGFK Tender.

19. Binding Agreement: Upon your execution and return of it to us, this letter agreement shall become a mutually binding agreement upon WGFK, the Special Committee, and the Company.

Should you have any questions, please do not hesitate to contact WGFK through its counsel at the following address and phone number:

Aaron A. Grunfeld Esq.

Resch Polster Alpert & Berger LLP

10390 Santa Monica Boulevard, 4th Floor

Los Angeles, California 90025-5058

Telephone (310) 277-8300

Facsimile (310) 552-3209

The undersigned has been authorized to execute this letter agreement by each of the other persons constituting WGFK. Please accept or reject this letter agreement before close of business in Los Angeles on Tuesday, October 16, 2001.

Sincerely yours,

W G F K

/s/ Igor Korbatov

By: Igor Korbatov

[Signatures only continued next page.]

[Continued from previous page.]

Accepted:

SPECIAL COMMITTEE OF THE

BOARD OF DIRECTORS

G&L REALTY CORP.

By:______________________________

S. Craig Tompkins

Chairman, Special Committee

Dated: October __, 2001